SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
                      ----------------------------------



                                  FORM 11-K


                [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

               [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ___________ to ___________

                         Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           REGAL-BELOIT CORPORATION
                               200 STATE STREET
                              BELOIT, WI   53511

                             REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN



By:   Regal-Beloit Corporation Personal Savings Plan Administrative Committee



KENNETH F. KAPLAN
---------------------------------                      June 25, 1997
Kenneth F. Kaplan



FRITZ HOLLENBACH
---------------------------------                      June 25, 1997
Fritz Hollenbach

                                 APPENDIX 1

                  REGAL-BELOIT CORPORATION PERSONAL SAVINGS

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996 AND INDEPENDENT AUDITORS' REPORT

                           REGAL-BELOIT CORPORATION
                           ------------------------

                            PERSONAL SAVINGS PLAN
                            ---------------------

            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
            -----------------------------------------------------

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ------------------------------------------------------

                          REGAL-BELOIT CORPORATION
                          ------------------------

                            PERSONAL SAVINGS PLAN
                            ---------------------

                            FINANCIAL STATEMENTS
                            --------------------

                         DECEMBER 31, 1996 AND 1995
                         --------------------------


                             TABLE OF CONTENTS
                             -----------------

                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      6


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Plan Benefits December 31, 1996
   and 1995                                                                 8-9

   Statements of Changes in Net Assets Available for Plan Benefits for
   the Years Ended December 31, 1996 and 1995                             10-11


NOTES TO FINANCIAL STATEMENTS                                             12-15


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:   Item 27a Schedule of Assets Held for Investment
                 Purposes December 31, 1996                                  16

   Schedule II:  Item 27d Schedule of Reportable Transactions for the
                 Year Ended December 31, 1996                                17


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    18

                             ARTHUR ANDERSEN LLP






                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Regal-Beloit Corporation Personal Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                            ARTHUR ANDERSEN LLP
                                            -----------------------------------

                                            ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
April 14, 1997.

                                                 REGAL-BELOIT CORPORATION
                                                 ------------------------

                                                   PERSONAL SAVINGS PLAN
                                                   ---------------------
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   ---------------------------------------------------
                                                  AS OF DECEMBER 31, 1996
                                                  -----------------------

                                                                      Fund Information
                                   ------------------------------------------------------------------------------
                                    Fixed                  Company
                                   Income      Equity       Stock       Bond     Balanced    Opportunity    Loan        Combined
          ASSETS                    Fund        Fund         Fund       Fund        Fund         Fund       Fund       Plan Total
          ------                  ---------   ---------   ---------  ---------   ---------   -----------   -------   --------------

RECEIVABLES:
 Employee contributions          $    3,763  $    2,141   $   6,236  $   1,831   $    2,519   $    5,366   $     -   $      21,856
 Accrued interest and dividends      21,070           -           -      3,193            -            -         -          24,263
                                 ----------  ----------   ---------  ---------   ----------   ----------   -------   --------------
                                     24,833       2,141       6,236      5,024        2,519        5,366         -          46,119

INVESTMENTS AT FAIR VALUE:
 Cash and cash equivalents           15,582           -           -          -            -            -         -          15,582
 M&I Employee Benefit Stable
    Principal Fund                4,164,108           -           -          -            -            -           -     4,164,108
 Marshall Stock Fund                      -   1,613,715           -          -            -            -           -     1,613,715
 Regal-Beloit Corporation
    Common Stock                          -           -   5,141,276          -            -            -           -      5,141,276
 Marshall Intermediate Bond Fund          -           -           -    634,175            -            -           -        634,175
 Fidelity Balanced Fund                   -           -           -          -    1,104,055            -           -      1,104,055
 Strong Opportunity Fund                  -           -           -          -            -    2,452,865           -      2,452,865
                                 ----------  ----------  ----------   --------   ----------   ----------    ---------   -----------
                                  4,179,690   1,613,715   5,141,276    634,175    1,104,055    2,452,865                 15,125,776

LOANS TO PARTICIPANTS                     -           -           -          -            -            -      800,087       800,087
                                 ----------  ----------  ----------   --------   ----------   ----------    ---------   -----------
    Total assets                  4,204,523   1,615,856   5,147,512    639,199    1,106,574    2,458,231      800,087    15,971,982
                                 ----------  ----------  ----------   --------   ----------   ----------    ---------   -----------

    LIABILITIES
    -----------

DUE TO (FROM) BROKERS                5,664       3,111      (3,399)     2,829        3,286       19,910            -         31,401

ACCRUED ADMINISTRATIVE FEES             813         315       1,003        124          215          478          152         3,100
                                 ----------  ----------  -----------  --------   ----------   ----------     --------   -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS             $4,198,046  $1,612,430  $5,149,908   $636,246   $1,103,073   $2,437,843     $799,935   $15,937,481
                                 ==========  ==========  ==========   ========   ==========   ==========     ========   ===========

                                     The accompanying notes are an integral part of this statement

                                                   REGAL-BELOIT CORPORATION
                                                   ------------------------

                                                     PERSONAL SAVINGS PLAN
                                                     ---------------------

                                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                      ---------------------------------------------------

                                                    AS OF DECEMBER 31, 1995
                                                    -----------------------

                                                                         Fund Information
                                   -----------------------------------------------------------------------------------------
                                   Fixed                    Company
                                   Income      Equity        Stock      Bond    Balanced  Opportunity     Loan     Combined
          ASSETS                    Fund        Fund          Fund      Fund      Fund        Fund        Fund    Plan Total
          ------                 ----------  ----------   ----------  --------  --------  -----------   --------  -----------
RECEIVABLES:
 Employee contributions          $   31,766  $    7,260   $   22,177  $  4,579  $  8,452  $   14,488    $      -  $    88,722
 Employer contributions (Note 3)     41,610      11,180       29,865     6,000     7,195      17,350           -      113,200
 Accrued interest and dividends      19,950           1       22,672     3,270         4          19       3,025       48,941
                                 ----------  ----------   ----------  --------  --------  ----------    --------  -----------
                                     93,326      18,441       74,714    13,849    15,651      31,857       3,025      250,863

INVESTMENTS  AT FAIR VALUE:
 Cash and cash equivalents                -           -            -         -         -           -         366          366
 Marshall Money Market Fund               -           -       59,147         -         5           -           -       59,152
 M&I Employee Benefit Stable
    Principal Fund                3,819,912           -            -         -         -           -           -    3,819,912
 Marshall Stock Fund                      -   1,379,462            -         -         -           -           -    1,379,462
 Regal-Beloit Corporation
    Common Stock                          -           -    4,890,792         -         -           -           -    4,890,792
 Marshall Intermediate
    Bond Fund                             -           -            -   611,098         -           -           -      611,098
 Fidelity Balanced Fund                   -           -            -         -   914,930           -           -      914,930
 Strong Opportunity Fund                  -           -            -         -         -   1,830,176           -    1,830,176
                                 ----------  ----------   ----------  --------  --------  ----------    --------  -----------
                                  3,819,912   1,379,462    4,949,939   611,098   914,935   1,830,176           -   13,505,888

LOANS TO PARTICIPANTS                     -           -            -         -         -           -     530,254      530,254
                                 ----------  ----------   ----------  --------  --------  ----------    --------  -----------
 Total assets                     3,913,238   1,397,903    5,024,653   624,947   930,586   1,862,033     533,645   14,287,005
                                 ----------  ----------   ----------  --------  --------  ----------    --------  -----------

      LIABILITIES
      -----------

ACCRUED ADMINISTRATIVE FEES          12,750       5,178        5,312     1,477     1,331       2,755           -       28,803
                                 ----------  ----------   ----------  --------  --------  ----------    --------  -----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                 $3,900,488  $1,392,725   $5,019,341  $623,470  $929,255   $1,859,278   $533,645  $14,258,202
                                 ==========  ==========   ==========  ========  ========   ==========   ========  ===========

                                       The accompanying notes are an integral part of this statement.

                                                                   REGAL-BELOIT CORPORATION
                                                                   ------------------------
                                                                     PERSONAL SAVINGS PLAN
                                                                     ---------------------

                                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               --------------------------------------------------------------

                                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                            ------------------------------------

                                                             Fund Information
                              ----------------------------------------------------------------------------
                              Fixed                 Company
                              Income     Equity      Stock      Bond      Balanced   Opportunity    Loan      Combined
                              Fund        Fund        Fund      Fund        Fund         Fund       Fund     Plan Total
                           ----------  ----------  ----------  --------  ----------  -----------  --------   -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Employee contributions    $  592,494  $  176,998  $  579,689  $ 79,647  $  143,344  $  348,830   $      -   $ 1,921,002
 Employee rollovers             9,707      11,434     102,943       560       3,859      18,359          -       146,862
 Investment income-
    Interest and dividends    240,364      24,193           1    38,204      48,213      15,163     66,883       433,021
    Net appreciation in
       fair market value
       of investments               -     190,946    (369,552)  (21,633)     47,269     339,055          -       186,085
                           ----------  ----------  ----------- --------- ----------  ----------   --------   -----------
          Total additions     842,565     403,571     313,081    96,778     242,685     721,407     66,883     2,686,970
                           ----------  ----------  ----------- --------- ----------  ----------   --------   -----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Administrative fees           17,191      16,404       3,428      6,730      4,259      10,814        152        58,978
 Benefits paid to
       participants           376,859     154,926     216,522     35,211     44,913      85,546     34,736       948,713
                           ----------  ----------  ----------- ---------- ---------  ----------   --------   -----------
          Total deductions    394,050     171,330     219,950     41,941     49,172      96,360     34,888     1,007,691
                           ----------  ----------  ----------- ---------- ---------  ----------   --------   -----------

TRANSFERS BETWEEN FUNDS      (150,957)    (12,536)     37,436    (42,061)   (19,695)    (46,482)   234,295             -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year          3,900,488   1,392,725   5,019,341    623,470    929,255   1,859,278    533,645    14,258,202
                           ----------  ----------  ----------   -------- ----------  ----------   --------   -----------
 End of year               $4,198,046  $1,612,430  $5,149,908   $636,246 $1,103,073  $2,437,843   $799,935   $15,937,481
                           ==========  ==========  ==========   ======== ==========  ==========   ========   ===========

                                The accompanying notes are an integral part of this statement.

                                                            REGAL-BELOIT CORPORATION
                                                            ------------------------
                                                              PERSONAL SAVINGS PLAN
                                                              ---------------------

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         --------------------------------------------------------------

                                                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                                       ------------------------------------


                                                                  Fund Information
                                 ---------------------------------------------------------------------------------
                                   Fixed                     Company
                                   Income       Equity        Stock       Bond     Balanced   Opportunity    Loan        Combined
                                    Fund         Fund          Fund       Fund       Fund         Fund       Fund       Plan Total
                                 ----------   ----------   ----------  ---------  ----------  -----------  ---------    ----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Employee contributions          $  645,378   $  165,364   $  493,157  $ 81,512   $ 147,293   $  271,763   $      -     $1,804,467
 Employee rollovers                   7,371       34,336       25,901    10,381       1,569       25,449          -        105,007
 Employer contributions (Note 3)     41,610       11,180       29,865     6,000       7,195       17,350          -        113,200
 Investment income-
    Interest and dividends          228,029       19,647       87,259    37,035      37,052       10,387     46,705        466,114
    Net appreciation in
     fair market value
     of investments                       -      321,903    1,729,938    42,080      78,792      345,657          -      2,518,370
                                 -----------  -----------  ----------  ---------  ----------   ---------   ---------    ----------
          Total additions           922,388      552,430    2,366,120   177,008     271,901      670,606     46,705      5,007,158
                                 -----------  -----------  ----------  ---------  ----------   ---------   ---------    ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Administrative fees                 29,350       13,992       11,306     4,377       3,388        5,920          -         68,333
 Benefits paid to participants      343,922      120,147      185,056    20,768      43,136       34,141     45,408        792,578
                                 -----------  -----------  ----------  ---------  ----------   ---------   ---------    ----------
      Total deductions              373,272      134,139      196,362    25,145      46,524       40,061     45,408        860,911
                                 -----------  -----------  ----------  ---------  ----------   ---------   ---------    ----------

TRANSFERS BETWEEN FUNDS             (28,154)      (5,093)     113,305    (4,794)   (100,347)      55,890    (30,807)             -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year                3,379,526      979,527    2,736,278   476,401     804,225    1,172,843     563,155    10,111,955
                                 -----------  -----------  ----------  ---------   ---------  ----------   ----------  -----------
 End of year                     $3,900,488   $1,392,725   $5,019,341  $623,470    $929,255   $1,859,278    $533,645   $14,258,202
                                 ===========  ===========  ==========  =========   =========  ==========   ==========  ===========

                                       The accompanying notes are an integral part of this statement.

                            REGAL-BELOIT CORPORATION
                            ------------------------

                             PERSONAL SAVINGS PLAN
                             ---------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------


(1) Description of the Plan-
    ------------------------

   The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

   General-
   --------

   The Plan is a defined contribution plan established on July 1, 1988, to allow eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

   Participant accounts-
   ---------------------

   Participants at all times have a fully vested interest in their individual and Company contribution accounts. Distributions of participants' accounts can be made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant and upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

   Earnings on the investments of the Trust are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts at the end of each business day.

   Investment options-
   -------------------

   Participants of the Plan may direct their contributions into the following funds held by Marshall & Ilsley Trust Company (the "Trustee"):

   (a) Fixed Income Fund
       -----------------

       Amounts allocated to the Fixed Income Fund are invested in a mutual fund with securities and obligations which produce a fixed rate of investment return, including but not limited to, United States government securities, corporate bonds, notes, debentures or any fixed income trust fund or funds maintained by the Trustee or its affiliates or other banks, or any contracts issued by insurance companies or other financial institutions.

   (b) Equity Fund-
       ------------

       Amounts allocated to the Equity Fund are invested in a mutual fund with equity type securities, without regard to whether such investments pay dividends or other forms of return, including but not limited to, common stock or other securities or obligations convertible or exercisable into equity securities or any mutual fund or equity common trust fund or funds maintained by the Trustee or its affiliate or other banks.

   (c) Company Stock Fund-
       -------------------

       Amounts allocated to the Company Stock Fund are invested in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company Stock shall be made on the open market, from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.

   (d) Bond Fund-
       ----------

       This fund invests in a mutual fund which holds Government and Corporate bonds to generate a high level of current income while minimizing market volatility.

   (e) Balanced Fund-
       --------------

       Amounts allocated to the Balanced Fund seek income, consistent with preservation of capital. The Fund invests in a mutual fund with a diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

   (f) Opportunity Fund-
       -----------------

       Amounts allocated to the Opportunity Fund are invested in a mutual fund which seeks to provide capital appreciation by investing in growth and aggressive growth stocks. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to mid-size.

       Investments in the Equity Fund, Fixed Income Fund, Balanced Fund and Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

   (g) Loan fund-
       ----------

       This fund permits a participant to borrow from their individual account an amount limited to 50% of their account balance to a maximum of $50,000. Interest at prevailing market rates (ranging from 8% to 11% as of December 31, 1996) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

    Plan termination-
    -----------------

    The Company may terminate the Plan at any time. In the event of termination, or complete discontinuance of contributions, the rights of all participants to their accounts shall become fully vested and nonforfeitable. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

(2) Significant Accounting Policies-
    --------------------------------

    Basis of accounting-
    --------------------

    The financial statements have been prepared on the accrual basis of accounting.

    Use of accounting estimates-
    ----------------------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

    Administrative expenses-
    ------------------------

    The Plan pays all administrative expenses.

(3) Funding Policy-
    ---------------

    The Plan provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to the individual participant's account based on the proportion of a participant's compensation to the total compensation of all participants. The Board did not authorize a discretionary contribution in 1996. In October 1995, the Company's Board of Directors approved an incentive contribution of $100 to each employee participating or enrolled to participate in the Plan as of December 31, 1995.

    All other contributions have been made on a voluntary basis by employees.

    Participants who contribute may elect to have their contributions invested in increments of 10% among any combination of the funds. This election can be changed on any business day, but only once per calendar quarter.

(4) Investments-
    ------------

    Investments are stated at fair market value as determined by the Trustee by reference to published market data.

    Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation in fair market value of investments.

(5) Income Tax Status-
    ------------------

    The Plan has received a favorable tax determination letter dated February 4, 1997, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. There have been no Plan amendments adopted since the last tax determination letter. In the opinion of the Company's management, the Plan remains tax-exempt.

(6) Related Party Transactions-
    ---------------------------

    Plan assets are invested in common funds of the Trustee. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibitive transactions by statutory exemption under ERISA regulations.

                                                            SCHEDULE I

                            REGAL-BELOIT CORPORATION
                            ------------------------

                             PERSONAL SAVINGS PLAN
                             ---------------------

             ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             --------------------------------------------------------

                                DECEMBER 31, 1996
                                -----------------

  Number
    of                                                                             Market
  Shares               Description of Security                       Cost          Value
---------  ----------------------------------------------------  ------------   -----------

        -  Cash and cash equivalents                             $     15,582   $    15,582

  256,133  Regal-Beloit Corporation Common Stock (*)                5,196,131     5,141,276

  136,640  Marshall Stock Fund (*)                                  1,657,310     1,613,715

4,164,108  M&I Employee Benefit Stable Principal Fund (*)           4,164,108     4,164,108

   67,180  Marshall Intermediate Bond Fund (*)                        655,405       634,175

   78,413  Fidelity Balanced Fund                                   1,045,566     1,104,055

   69,565  Strong Opportunity Fund                                  2,435,757     2,452,865
                                                                  -----------    ----------

           Total Investments                                      $15,154,277   $15,125,776
                                                                  ===========   ===========

           Loans to Participants (Interest Rates: 8% - 11%)(*)    $         -   $   800,087
                                                                  ===========   ===========

                           (*) Represents a party-in-interest


             The accompanying notes are an integral part of this schedule.

                                                                                            SCHEDULE II

                                                  REGAL-BELOIT CORPORATION
                                                  ------------------------
                                                    PERSONAL SAVINGS PLAN
                                                    ---------------------

                                      ITEM 27d   SCHEDULE OF REPORTABLE TRANSACTIONS
                                      ----------------------------------------------

                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                            ------------------------------------


               Identity of Party                  Number                 Number                              Net
             Involved/Description                   of      Purchase       of     Selling     Cost of        Gain/
                   of Asset                     Purchases    Price       Sales     Price     Asset Sold     (Loss)
----------------------------------------------  ---------  ----------    ------   --------   ----------    --------

Regal-Beloit Corporation Common Stock(*)            97       $963,094      82     $501,288    $530,449     $(29,161)
M&I Employee Benefit Stable Principal Fund (*)     108      1,137,269      82      793,072     793,072            -
Strong Opportunity Fund                            121        906,452      73      362,343     358,175        4,168

                                                (*) Represents a party-in-interest


                                    The accompanying notes are an integral part of this schedule

                  Consent of Independent Public Accountants
                  -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).



                                      ARTHUR ANDERSEN LLP

                                      ------------------------------------
                                      ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 23, 1997.